

Mail Stop 4720

September 10, 2015

Via E-mail
Barry Smith
Chief Executive Officer
Magellan Health, Inc.
4800 Scottsdale Rd. Suite 4400
Scottsdale, Arizona 85251

   Re: **Magellan Health, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2014
      Filed February 26, 2015
      File No. 1-06639

Dear Mr. Smith:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Joel Parker

           Joel Parker
           Accounting Branch Chief
           Office of Healthcare and Insurance